Exhibit 2.7

TRANSITIONAL SERVICES AGREEMENT

          THIS TRANSITIONAL SERVICES AGREEMENT (this “Agreement”) is made as of the 14th of August, 2007 by and between Artisanal Group, LLC, a New York limited liability company (“Artisanal Group”), and Artisanal Cheese, LLC, a New York limited liability company (the “Company”).

          WHEREAS, this Agreement is entered into in connection with that certain Membership Interest Purchase Agreement dated as of the date hereof by and among the Company, the members of the Company, being Terrance Brennan and Marvin Numeroff, and AHF Acquisition Corporation, a New York corporation; and

          WHEREAS, Artisanal Group and the Company have agreed upon the terms and conditions pursuant to which Artisanal Group will render certain transitional products and services to the Company.

          NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereby agree as follows:

          1.          Appointment. The Company hereby appoints Artisanal Group to render to the Company the Services (defined below) for a period beginning on the date of this Agreement and ending on the expiration date of the last remaining Service. This Agreement may be extended by mutual agreement of the parties.

          2.          Services. During the Term, Artisanal Group shall render to the Company, the transitional services and products (each a “Service” and, collectively, the “Services”) set forth on Schedule 1 hereto until the respective expiration date set forth beside each Service. Upon the expiration of a Service it shall be deemed removed from Schedule 1, without any further action by the parties. Non-Equipment Services as defined and set forth on Schedule 1 may be cancelled and removed from Schedule 1 by the Company, at any time, unless Artisanal Group has a commitment to a third-party that requires it to purchase such Service for a definite period of time beyond the date of such cancellation or if the cancellation of the Service with such third-party would result in Artisanal Group having to pay damages or an early termination fee or penalty. In no event shall Artisanal Group be obligated to provide: (i) Non-Equipment Services beyond the first anniversary of this Agreement, and (ii) Comptroller’s Service beyond the four (4) month anniversary of this Agreement. The Company acknowledges that Artisanal Group’s role is that of an independent contractor to, and not that of a manager, employee, agent or officer of, the Company, and that Artisanal Group has no authority to bind the Company and no duty or obligation to manage the business or affairs of the Company.

          3.          Fees. In consideration of Artisanal Group’s agreement to perform and provide the Services, the Company shall pay Artisanal Group, in advance on the first day of each month, the aggregate fee for each respective Service as set forth on Schedule 1 hereto (collectively, the “Fees”). In the event Artisanal Group’s costs for the Services increase due to an increase in the fees charged by the third-party vendor or service provider on Schedule 1, the Fees shall increase, concurrently with the increase by the third-party provider, by an amount equal to the Company’s pro-rata portion of such Services, as determined by Artisanal Group in its sole discretion.

          4.          Payment. Simultaneously with the execution of this Agreement, the Company shall pay to Artisanal Group a deposit in the amount of Twenty-Seven Thousand One Hundred Ninety-Eight Dollars and 83/100 ($27,198.83), to be held by Artisanal Group for the Term, without interest, and returned to the Company at the end of the Term provided a default pursuant to Section 5 below has not occurred. In addition, Fees shall be paid to Artisanal Group by the Company five (5) business days in advance of the beginning of the month in which the Services to which the Fees relate are to be provided, with the first of such payments due simultaneously with the execution of this Agreement.

          5.          Default. In the event that the Company shall fail to pay any of the Fees when and as due, Artisanal Group shall notify the Company in writing of such failure. If the Company does not cure such failure within five (5) business days after the date such written notice is sent by Artisanal Group, the Company shall be deemed to be in default hereunder and Artisanal Group shall be entitled to withhold all Services, immediately terminate this Agreement and seek Fees, interest (at the highest rate permitted by law) and damages (including reasonable attorneys’ fees and expenses). Any deposit received pursuant by Artisanal Group pursuant to Section 4 may be used, at Artisanal Group’s sole election, to cure any default.

          6.          Applicable Law. This Agreement will be governed by the laws of the State of New York without regard to conflicts of laws principles. All parties hereby submit to the personal and subject matter jurisdiction and venue of the state and federal courts located in the County of New York, State of New York.

          7.          Assignment; Successors and Assigns. This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto. This Agreement shall be binding upon the parties and will inure to the benefit of, and be enforceable by, their affiliates, successors in interest and assigns.

          8.          No Continuing Waiver. The waiver by either party of any breach of this Agreement shall not operate as, or be construed to be, a waiver of any subsequent breach.

          9.          Liability of Artisanal Group Neither Artisanal Group nor any of its employees, agents, directors, members or officers nor shall be liable for any damages or expenses arising from the provision of Services hereunder, unless it or any of them acts with gross negligence, with willful default, or in bad faith.

          10.          Termination. Except as otherwise provided herein, this Agreement may be terminated at any time upon mutual consent of the parties.

          11.          Section Headings. The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

          12.          Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to Artisanal Group:	Artisanal Group, LLC
500 West 37th Street, Second Floor New York, New York 10018 Attn: Terrance Brennan Telephone No.: (212)-239-1200 Telecopy No.: (212)-239-1417 Email: tbrennan@artisanalcheese.com

If to the Company:	Artisanal Cheese, LLC
500 West 37th Street, Second Floor New York, New York 10018 Attn: Dan Dowe Telephone No.: (212)-239-1200 Telecopy No.: (212)-239-1417 Email: ddowe@ix.netcom.com

          13.          Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof. This Agreement may not be modified and amended except by a written agreement executed by all parties hereto.

          14.          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same instrument.

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          IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

ARTISANAL GROUP, LLC

By:

Name: Terrance Brennan
Title:

ARTISANAL CHEESE, LLC

By:

Name: Daniel W. Dowe
Title: President

SCHEDULE 1
TO THE TRANSITION SERVICE AGREEMENT

Equipment Services:

Vendor	Account #	Type	Monthly Pay.	Lease Ends

Equipment

Wells Fargo Financial Leasing	006-6006998-001	Freedom Security System/6 cam.	$532.99	3/24/2008
Toshiba American Inf. System	4190275-001	24 Telephones	$499.91	4/28/2008
Ecolab	19617464	1 Dishmachine Omega	$119.16	To be determined
Dell	003-6150393-008	5 Computers	$266.08	10/19/2007
Dell	003-6150393-010	5 Computers	$240.08	10/24/2008
Citicorp Vendor Finance, Inc.	200123285	2 Professional Copier/Printer/Fax	$1,291.00	6/19/2010
SM Restaurants		place settings and tableware	$500.00	To be determined

Auto

Mendon Truck Leasing	260855	Artisanal Cheese Truck	$1,655.16	10/7/2009
GMAC	024-9068-00967	Tahoe - SUV	$550.00	8/31/2008

GE Leasing Solutions	4190275-002	1 Presentation Equip.	$307.47	3/6/2008

Non-Equipment Services shall consist of the following:

Vendor	Policy/Account #	Type	Monthly Pay.	Premium Period/Term

Oxford		Health Insurance	$7,767.22
Cananwill, Inc.		Liability Insurance	$3,153.44
NY State Fund Insurance		Worker’s Compensation Insurance	$5,568.46
First Rehabilitation		Disability Insurance	$80.00

Auto Insurance:

Premium Financing Services		Artisanal Cheese Truck	$873.86
Cananwill, Inc.		Tahoe	$294.00

Artisanal Group		Comptroller’s Service (max. 14 hours per week)	$3,500.00